

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2013

Via E-mail
Eric J. Foss
Chief Executive Officer
ARAMARK Holdings Corporation
ARAMARK Tower
1101 Market Street
Philadelphia, PA 19107

> Re: **ARAMARK Holdings Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 7, 2013**
> **File No. 333-191057**

Dear Mr. Foss:

We have reviewed your responses to the comments in our letter dated September 27, 2013 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Market and Industry Data, page iii

1. We note your response to our prior comment 5 and your revision. Please disclose the third-party reports and studies used in your prospectus.

Prospectus Summary, page 1

Our Company, page 1

2. We note your response to our prior comment 11 and reissue in part. Please consider revising the third sentence in this section for clarity or breaking it up into separate sentences. For instance, please clarify for what business you hold the #2 position in North America, based on total sales. Please also clarify what you mean by "a top 3 position in countries where we collectively derived over 95% of our total sales in 2012" by identifying such countries here.

3. We note your response to our prior comment 15 and reissue in part. Please revise your statement on page 2 beneath the chart and on page 72 regarding your belief that you are positioned well for continued growth and margin expansion opportunities by clarifying that there is no guarantee that you will continue to grow. In this regard, we note your statement on page 8 that you may be unable to achieve continued sales and customer growth.

Our History and Recent Accomplishments, page 3

4. Please balance the disclosure on pages 3 and 72 by stating that there is no guarantee that you will be able to continue to grow and gain new customers. In this regard, we note your disclosure on page 8 that you may be unable to achieve continued sales and customer growth. Similarly, please balance your disclosure in your Our Market Opportunity section on page 3 that there is no guarantee that the number of outsourcing opportunities will increase and that your sales will increase if they do.

Our Market Opportunity, page 3

5. We note your response to our prior comment 27 and reissue in part. Please balance your disclosure regarding the growth rate in Asia to disclose that the growth rate in Asia has been declining.

Grow New Business, page 6

Expand New Business Through Selling Excellence, page 6

6. We note your response to our prior comment 38. Please clarify that there is no guarantee that the current rate of penetration of outsourcing for the food, facilities and uniform services markets will increase and that, even if it does increase, there is no guarantee that your sales will increase.

7. Please balance your disclosure regarding the annualized revenue from clients by disclosing that your net new business for 2012 was $370 million.

Summary Consolidated Financial Data, page 11

8. We have reviewed your response to our prior comments 3 and 4 regarding the March 7, 2013 debt refinancing and the October 29, 2012 spin-off of your majority interest in Seamless North America, LLC to your stockholders in the form of a dividend. In particular, you indicate that the impact of the debt refinancings on your fiscal year 2012 statements of income and nine months ended June 28, 2013 interim statements of income was not sufficiently large so as to require the presentation of pro forma financial information. However, during the Barclays presentation on May 22, 2013, your Treasurer indicated that the net result of the refinancing will be an annual pre-tax interest savings of nearly $50 million a year. Such amounts appear to represent approximately 50% of net income attributable to Aramark shareholders. As such, please tell us how you determined that the impact of your refinancings was not material.

Management's Discussion and Analysis, page 39

Results of Operations – Three and Nine Months Ended June 28, 2013 Compared to Three and Nine Months Ended June 29, 2012, page 42

Consolidated Overview, page 42

9. We note the additional disclosures provided in response to our prior comment 53. However, please expand your disclosure to discuss the significant cost components included in cost of services, as a percentage or in dollar amounts, along with a discussion of the changes to such cost components that had a material impact on your results of operations. Please give consideration to including a tabular presentation of these cost components, such as labor and food cost, to enhance the narrative discussion.

Critical Accounting Policies and Estimates, page 63

Share-Based Compensation, page 66

10. You indicate that all grants made during the ten months ended July 26, 2013 were made consistent with your historical practice of granting stock options in connection with new employment, management realignments, changes in responsibility, and from time to time at the discretion of the compensation committee. Also, your response, and disclosure on page 91, indicates that the equity grants made in July 2013 (other than in connection with the ISPO exchange) were intended to make up for grants that individuals did not receive in 2012. In addition, your disclosure on page 90 states that "In fiscal 2013, the compensation committee reviewed our equity program and determined to align it more closely to that of large public companies…" In this regard, please provide us with a detailed analysis regarding your conclusion the grants made during the period were not made in contemplation of your initial public offering. In particular, we note that the exercise prices and fair value per share of common stock, disclosed on page 67, are consistent with the appraisal price of your common stock as of September 27, 2013, as disclosed in footnote 1 to the table on page 126. To the extent your expected IPO price range exceeds the exercise price of the equity grants made prior to the IPO, we would expect you to record compensation expenses for the incremental value. We may have further comment after review of your response and expected IPO pricing.

Management, page 84

Role of Compensation Consultants, page 92

11. We note your response to our prior comment 64 and reissue in part. From your response, it appears that you benchmark for compensation. As such, please disclose the companies to which you benchmark, including the Towers Watson 2012 CDB General Industry

Executive Compensation Survey. Refer to Compliance and Disclosure Interpretations: Regulation S-K, Question and Answer 118.05, available at our website at www.sec.gov.

Underwriting, page 157

12. We note your response to our prior comment 70. Please revise to state that the selling shareholders may be deemed to be underwriters.

Audited Financial Statements – September 28, 2012, page F-1

Consolidated Statements of Income, page F-4

13. Please tell us what consideration you gave to presenting net sales and cost of sales for tangible products sold and services provided, separately, on the face of your consolidated statements of income. For guidance please refer to Rule 5-03(b) of Regulation S-X.

Note 8. Income Taxes, page F-30

14. We have reviewed your response to our prior comment 76. Please consider revising your disclosures to include the information provided in your response.

Note 13. Business Segments, page F-40

15. We have reviewed your response to our prior comment 77. It appears that your analysis is mostly based on the supply side of your business and does not discuss, in detail, the demand side of your business. In addition, we note that your response did not specifically address our concerns regarding the significant differences in the economic characteristics between each of your service sectors. In particular, it does not appear that you address the bulleted points included in prior comment 77, which may highlight significant differences in seasonal trends, volatility, pricing schemes, demand, contractual arrangements, including terms and lengths, as well as regulatory environments, that could lead to significant differences in economic characteristics within each of your segments. Please expand your response accordingly and tell us how you considered these factors when analyzing the aggregation criteria set forth in ASC Topic 280-10-50-11.

16. You indicate that your Chief Operating Decision Maker ("CODM") directs the Chief Operating Officers ("COOs") of each of your four operating segments in Food and Support Services – North America. You also indicate that these four North American COOs receive strategic direction from the CODM regarding the operations of their respective operating segments and the execution of the business plans devised for their businesses. In this regard, please tell us the nature of the strategic direction they receive. Also, clearly identify the type of decisions that can be made by each of the four COOs without approval of your CEO as well as decisions that require approval. Your response

should detail your COO's specific responsibilities, and discuss how you determined that the four North American COO's are not CODM's.

17. Please provide us with more details regarding your budgeting process. In particular, please tell us the involvement of your CEO and four COO's in the budgeting process. You response should discuss the responsibilities of each individual, including the approval process for these budgets. In addition, your response should detail the information that each of these individuals' reviews during the budgeting process.

18. While you indicate that operating margins are similar, the economic characteristics as well business environment within each operating segment appear to differ. For example, during your fourth quarter earnings call you clearly indicate that the Sports and Entertainment and Higher Education operations have lots of seasonal workers. In this regard, it appears that the strategies and way by which you manage each of these operating segments would differ based on the economic characteristics and business environment in which they operate. Therefore, please tell us whether the strategic direction provided by your CEO to the four COOs is the similar or significantly different. If different, tell us how you considered that you have four COO's provided with different strategic direction and business plans, for their respective businesses, when analyzing the aggregation criteria set forth in ASC Topic 280-10-50-11.

19. Based on your earnings calls, it appears that you may also manage your operating segments based on adjusted operating income. If so, please tell us how you define adjusted operating income and provide us with an analysis of adjusted operating income by segment, including the changes from year to year.

20. We note that sales trends may differ for each of your operating segments. In this regard, please tell us how you considered differing sales trends in determining that your operating segments have similar economic characteristics. Your response should also clearly indicate how you considered the guidance in ASC Topic 280-10-55-7A through 7C when arriving at the conclusion that your operating segments should be aggregated.

21. We have reviewed your response to our prior comment 78. Please expand your narrative response to specifically address how you concluded that your operating segment have similar economic characteristics when the cause for the goodwill impairment recognized in the Spain and Korea reporting units was due to negative economic circumstances. In this regard, please tell us your basis for determining that the economics of each of your reporting units within FSS International are similar.

Age of Financial Statements

22. Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

Exhibit 23.1 and Exhibit 23.2 - Accountants' Consent

23. Amendments should contain a currently dated accountants' consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

You may contact Beverly Singleton at (202) 551-3328 or Juan Migone at (202) 551-3312 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney Advisor

Via E-mail
Joseph H. Kaufman, Esq.
Simpson Thacher & Bartlett LLP